March 3, 2015

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Ms. Shelly Stout
Re:    Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”) Review of Financial Statements
Dear Ms. Stout:
On behalf of the Registrant, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) staff on Registrant’s 2014 annual report on Form N-CSR filed on December 10, 2014. Unless otherwise indicated, all financial disclosure comments apply to future reports of the Registrant. The SEC staff’s comments were conveyed via a telephone conversation between you and Julien Bourgeois and Amber C. Kopp of Dechert LLP on January 30, 2015. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

1.
Comment:    Please ensure that a discussion regarding the effect of derivatives is included in future reports in the Managers’ Commentary section when derivatives had a material impact on fund performance during the period.

Response:    The Registrant will include additional details on the effect of derivatives on fund performance in future reports.

2.	Comment: Please ensure that the Notes to Financial Statements include discussions of derivatives based on the actual use of derivatives by each Fund rather than generic disclosures.

Response:    The Registrant believes that the current disclosure regarding the use of derivatives in Note 2 and Note 5 of the Notes to Financial Statements section of the report provides an adequate discussion of the Funds’ use of derivatives.  However, the Registrant is reviewing and will make changes in future reports.

3.
Comment:    In the Statement of Assets and Liabilities, please include a sub-line below the Total Liabilities line showing the total of commitments and contingent liabilities consistent with the requirements of Regulation S-X 210.6-04, caption 15.

Response:     The Registrant will add a sub-line below the Total Liabilities line in the Statement of Assets and Liabilities that will show the total of commitments and contingent liabilities in future reports. The Registrant notes that, for the report that was reviewed, the total of commitments and contingent liabilities shown would have been zero ($0).

4.
Comment:    The Investment Grade Bond Fund has a policy to invest at least 80% of its assets in investment grade fixed-income securities; however, at the end of the periods for both the annual and semi-annual reports, the Fund had less than 80% invested in investment grade fixed-income securities (i.e., 74% at mid-year and 76% at year-end). Please explain the circumstances and how the Fund is meeting its 80% policy.

Response:     At least 80% of Investment Grade Bond Fund’s assets would under normal circumstances be invested in investment grade fixed-income securities consistent with its principal investment strategy. The Fund’s prospectus clearly defines “investment grade fixed-income securities” for purposes of its 80% policy as fixed-income securities rated in the top four long-term categories by a nationally recognized statistical rating organization (“NRSRO”) or, if unrated, determined by the Investment Manager to be of comparable quality. However, in accounting disclosures, fixed-income securities that are not rated by a NRSRO are not disclosed in the Schedule of Investments sections of the semi-annual and annual reports. As a result, certain fixed-income securities determined by the Investment Manager to be of comparable quality to fixed-income securities rated investment grade by a NRSRO are not shown as “investment grade” in the Schedule of Investments but qualify as investment grade for purposes of the Fund’s 80% policy. The Registrant will include clarifying disclosure in future shareholder reports.
Based on the foregoing, the Fund’s investments were consistent with its 80% policy as of the date of the annual report. On the date of the semi-annual report the Fund’s investments in investment grade securities fell slightly below the Fund’s 80% policy as a result of a reallocation of the Fund’s portfolio holdings, the sale of an investment grade security and the purchase of a non-investment grade security. The Fund’s investments in investment grade securities were, however, consistent with the Fund’s 80% policy within three days of the initial portfolio reallocation.

5.	Comment: Please explain in your response, for each Fund that discloses “tax expenses” in the Statement of Operations, what those expenses represent.

Response:    Each Fund that discloses “tax expenses” in its Statement of Operations does so because of taxes each Fund paid to the state of Kansas when incorporated there. As explained in the “Other Information” section of the report, each Fund was reorganized into a Delaware statutory trust in January of 2014 (except Alpha Opportunity Fund which was redomiciled in September of 2014). Accordingly, these tax expenses will no longer be incurred by the Funds.

6.
Comment:    Please consider whether the Municipal Income Fund should include specific registration statement risk disclosure in light of the fact that the Fund invests more than 25% of net assets in Michigan. Consider similar situations that could arise with other states in the future.

Response:     The Registrant will consider whether state specific disclosure is appropriate in the Fund’s registration statement. Should it be determined that state specific disclosure related to Michigan is appropriate, the Fund’s prospectus will be supplemented accordingly.

7.	Comment: Please confirm whether the net expense ratio in the fee table in the Municipal Income Fund’s prospectus differs from the net expense ratio in the Financial Highlights.

Response:     The Registrant confirms that the net expense ratio for each class of the Fund is the same in the Fund’s prospectus and the financial highlights.

8.	Comment: Please explain why the net expense ratio in the fee table in the Large Cap Value Fund’s prospectus differs from the net expense ratio in the Financial Highlights.

Response:     The difference in the expense ratio for the Fund’s Class B shares between the fee table in the Fund’s prospectus and the Financial Highlights is a result of the accrual of the Fund’s 1.00% 12b-1 fee being temporarily discontinued due to applicable regulatory limits on such fees. However, because the discontinuance is not permanent, the 12b-1 fee is included in the fee table of the Fund’s prospectus as required by Form N-1A.

9.
Comment:    The StylePlus Large Core Fund has a principal investment strategy to invest 80% of its assets in equity securities issued by companies that have market capitalizations within the range of companies in the S&P 500 Index,  investment vehicles that provide exposure to companies that have market capitalizations within the range of companies in the S&P 500 Index, and equity derivatives that, when purchased, provide exposure to equity securities of companies with market capitalizations usually within the range of companies in the S&P 500 Index. The StylePlus Large Core Fund had 49% of its assets invested in Guggenheim Strategy Fund I, Guggenheim Strategy Fund II, and Guggenheim Strategy Fund III (collectively, the “Cash Management Funds”) as of the date of the report. How is the Fund in compliance with its 80% policy?

Response:     In addition to the Cash Management Funds, the Fund’s assets include, among other investments, investments in equity derivatives that, when purchased, provide exposure to equity securities of companies with market capitalizations usually within the range of companies in the S&P 500 Index, consistent with the Fund’s name. When calculating the Fund’s asset exposure for purposes of its 80% policy and compliance with Rule 35d-1, the Fund uses the notional value of the equity derivatives in which it invests. The Fund’s use of the notional value of derivatives for calculating the Fund’s asset exposure is fully disclosed in the Fund’s prospectus. However, for accounting purposes, the Schedule of Investments in the report does not take into account the notional value of derivatives in which the Fund is invested. After taking into account the full notional value of such equity derivatives, the Fund’s asset exposure is fully consistent with its name and in compliance with Rule 35d-1.

10.
Comment:    In the Significant Accounting Policies sub-section to the Notes to Financial Statements, there is a note regarding senior loans in which the Funds invest that periodically adjust their interest rates by reference to a base, short-term floating rate, which can be based on LIBOR. In future reports, for any such rates based on LIBOR, please identify the LIBOR referenced (e.g., 1-month, 3-month, etc.).

Response:     The Registrant will include additional information about the LIBOR referenced in senior loan notes in which a Fund invests in future reports.

11.
Comment:    The Affiliated Transactions sub-section to the Notes to the Financial Statements states that the Funds may invest in the Cash Management Funds and that the annual report for the Cash Management Funds is available publicly or by request. Please enhance this disclosure by stating where shareholders may obtain the annual report.

Response:     The Registrant will enhance disclosure in the Affiliated Transactions sub-section of the Notes to the Financial Statements in future reports to include a hyperlink where shareholders may obtain the annual report for the Cash Management funds.

12.
Comment:    As part of their investment strategy, certain registered investment companies invest in loans, and may make commitments to provide funding for those loans prior to their issuance, creating value to the investment company that is different from the underlying commitment and creating unrealized appreciation or depreciation.  The investment company should disclose the amount and extended value of any such unfunded commitment as of the date of the reporting period.  To provide this disclosure, the investment company should do so consistent with the American Institute for Certified Public Accountants’ (“AICPA”) January 2006 Investment Company Expert Panel guidance.

Response:     The Registrant will include such disclosure in future reports.

13.	Comment: For any money market funds in which the Funds are invested, please show the yield rate of maturity at year end if made public by the money market fund.

Response:     The Registrant will disclose in future reports the yield rate of maturity at year end of a money market fund in which a Fund invests if made public by the money market fund.

14.
Comment:    For the Alpha Opportunity Fund, and other Funds as applicable, if a Fund holds a derivative with an underlying custom basket of securities (a custom equity index in the case of Alpha Opportunity Fund), please provide disclosure regarding the underlying holdings of the custom basket, as is consistent with AICPA’s May 2013 Investment Company Expert Panel guidance.

Response:     The Registrant will enhance the disclosure regarding the underlying holdings of derivatives with underlying custom baskets of securities in future reports.

15.	Comment: Please confirm that the Alpha Opportunity Fund’s portfolio turnover rate during the fiscal year ended September 30, 2014 was 0%, as reported in the Financial Highlights section.

Response:     The Registrant confirms that the portfolio turnover rate for Alpha Opportunity Fund was 0% for the fiscal year ended September 30, 2014. The Fund’s transactions for the fiscal year included only short-term investments and derivatives, both of which are not included in the Fund’s portfolio turnover rate calculation per Item 13(a), instruction 4(d)(ii).

16.
Comment:    For the Alpha Opportunity Fund, and other Funds as applicable, if the portfolio turnover rate has been in excess of 400-500% in prior years, please ensure that portfolio turnover risk is included as a principal risk of the Fund in the prospectus.

Response:     Alpha Opportunity Fund changed its principal investment strategies on January 28, 2015. Accordingly, the turnover rate applicable to the Fund in prior years is not indicative of future turnover rates and therefore may not be a principal risk of the Fund. The Registrant, however, considers a Fund’s turnover rate during its annual update process and, if deemed appropriate, includes portfolio turnover risk as a principal risk in its prospectus.

17.
Comment:    The Enhanced World Equity Fund has 43.6% of its net assets invested in the SPDR S&P 500 ETF Trust and 34.2% in the iShares MSCI EAFE ETF. Because the Fund’s holdings in the SPDR S&P 500 ETF Trust and iShares MSCI EAFE ETF are so significant, please consider adding disclosure regarding where shareholders may obtain more information about these funds, including their shareholder reports.

Response:     The Fund will include disclosure indicating where shareholders may obtain more information about large underlying fund positions in future reports.

18.
Comment:    For all Funds that have more than 25% of their assets concentrated in a particular industry or sector, please ensure that such Funds are in compliance with their industry concentration policies, and consider adding prospectus disclosure specific to the sectors in which the Fund has concentrated its assets. In particular, note that the Alpha Opportunity, Mid Cap Value, and Mid Cap Value Institutional Funds each had 26% of their assets in the financial sector.

Response:    The Registrant confirms that each Fund is in compliance with its fundamental policy regarding asset concentration. The information provided in the report for these funds relates to economic “sectors” and not “industries” (typically a subset of “sectors”). Accordingly, a Fund may have 25% or more of its assets invested in a particular sector while at the same time not have 25% or more of its assets invested in a single industry. As noted by the staff, Alpha Opportunity Fund, Mid Cap Value Fund, and Mid Cap Value Institutional Fund each had 26% of their assets invested in the financial sector, not any one industry. Compliance with Fund concentration policies is tested continuously. Clarifying disclosure will be included in future reports.

19.
Comment:    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC staff to be certain that they have provided all information investors require for an informed decision. Because the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filing reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:	The Registrant makes the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 at Dechert LLP with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,
/s/ Amy J. Lee
Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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